Exhibit 99.1

HAFNIA LIMITED: Hafnia completes acquisition of 13.97% of TORM

With reference to the stock exchange announcement of 18 December 2025, in which Hafnia Limited (“Hafnia“, the “Company“, OSE ticker code: “HAFNI“, NYSE ticker code: “HAFN”) announced that all conditions precedent for completion of the share purchase agreement (the “Share Purchase Agreement”) entered into with Oaktree Capital Management, L.P. and its affiliates (together, “Oaktree”), have been satisfied, Hafnia is pleased to announce that completion of its acquisition of approximately 14.1 million A shares in TORM plc (“TORM”, CSE ticker code: “TRMD A“, NASDAQ ticker code: “TRMD”) has now taken place.

The acquired TORM A-shares represent approximately 13.97% of TORM’s issued share capital as per the date hereof.

For further information regarding Hafnia's current plans and intentions with respect to its investment in TORM, please refer to the Schedule 13D as filed with the SEC today, available on https://www.sec.gov/Archives/edgar/data/1815779/000114036125046373/xslSCHEDULE_13D_X01/primary_doc.xml.

For further information, please contact:

Sheena Williamson-Holt
Head of Communications and Branding
Direct: +45 33 699 190
Mobile: +45 24 78 85 88
swh@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements
This announcement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Share Purchase Agreement and the possibility of exploring a business combination transaction with TORM, and statements containing words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this announcement that are not historical facts are forward-looking statements that are estimates reflecting the best judgment of Hafnia based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognise that actual results may differ materially from Hafnia’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in Hafnia’s records and other data available from unrelated parties.

Risks and uncertainties related to any potential transaction with TORM include, but are not limited to, uncertainty as to whether Hafnia or TORM will pursue, enter into or consummate a potential transaction; potential adverse reactions or changes to business relationships resulting from any announcement, pursuit or completion of a potential transaction, or a decision not to pursue a potential transaction; uncertainties as to the timing of a potential transaction; adverse effects on Hafnia’s share price resulting from any announcement, pursuit or consummation of a potential transaction or any failure to pursue or complete a potential transaction; competitive responses to any announcement or consummation of a potential transaction; the risk that, if a potential transaction is pursued, regulatory or other approvals required to complete a potential transaction are not obtained, or are obtained subject to terms and conditions that are not anticipated; and any changes in general economic and/or industry-specific conditions. Many of these factors are beyond Hafnia’s control. Hafnia cautions investors that any forward-looking statements made by Hafnia are not guarantees of future performance. Hafnia disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. There can be no assurance that any discussions will result in a proposal, agreement or transaction, nor as to the terms, timing or likelihood of any such transaction proceeding.

No Offer or Solicitation
No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act (or an exemption therefrom) and the Norwegian Securities Trading Act implementing the EU Prospectus Regulation.

Additional Information
This announcement is provided for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Hafnia may file a registration statement and/ or exchange offer documents with the SEC or structure the issuance of any securities to comply with and exemption from registration in connection with a potential business combination transaction with TORM. This release is not intended to be, and is not, a substitute for any future document that Hafnia may file with or furnish to the SEC in connection with a potential transaction. INVESTORS AND SECURITYHOLDERS OF HAFNIA AND TORM ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HAFNIA, TORM AND A POTENTIAL TRANSACTION. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.

The distribution of this announcement in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this announcement (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Hafnia disclaims any responsibility or liability for the violations of any such restrictions by any person.

Important Notice
For the avoidance of doubt, this announcement is not a public takeover offer and this announcement does not represent a formal decision by Hafnia or any of its affiliates to make a public takeover offer within the meaning of section 4(1) of the Danish Takeover Order (Executive Order no. 614 dated 2 June 2025).